EXHIBIT 99.11
BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center
200 Vesey Street, 10th Floor
New York, NY 10281-1021
March 31, 2011
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3
Dear Sirs/Mesdames:
Re:   Standby Commitment
     We refer you to the rights offering described in the registration statement of Brookfield Residential Properties Inc. (“Brookfield Residential”) that we plan to file with the U.S. Securities & Exchange Commission on or about April 4, 2011 (a draft of which has been provided to you) pursuant to which we will distribute rights to our common shareholders entitling them to acquire, at a purchase price of U.S.$10.00 per share, common shares of Brookfield Residential that we acquired upon the closing of the merger of Brookfield Homes Corporation with our residential and housing business on March 31, 2011.
     For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), you agree to purchase, and we agree to sell, (i) your pro rata share of the Brookfield Residential common shares that we acquired upon closing of the merger (to be determined based upon your ownership of our common shares outstanding as of the record date for the distribution of rights), and (ii) any common shares of Brookfield Residential that are not purchased by rights holders in the rights offering, in each case at the same price per share and otherwise on the same terms as such shares are offered under the rights offering. The purchase and sale of common shares of Brookfield Residential pursuant to this agreement will be completed concurrently with the purchase and sale of common shares of Brookfield Residential under the rights offering.
     Pending completion of the rights offering, we will not exercise any voting rights attaching to the common shares of Brookfield Residential or exert influence otherwise over the direction or management of Brookfield Residential without your prior approval.
     In light of this agreement, you also agree to waive your entitlement as a common shareholder of our company to receive rights to purchase your pro rata share of the common shares of Brookfield Residential that we acquired upon the closing of the merger.
     This letter agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

     If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon it will constitute our agreement with respect to the subject matter hereof effective as of the date hereof.

Yours very truly, BROOKFIELD PROPERTIES CORPORATION
By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	Chief Executive Officer

CONFIRMED AND AGREED TO:

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Bruce Flatt

	Name:	Bruce Flatt
	Title:	Chief Executive Officer